IN  WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

XREAL LLC.

By:	/s/ Jordan Maron
Name:	Jordan Maron
Title:	Chief Creative Officer

COLLISION STUDIOS, INC

By:	/s/ Philippe Erwin
Name:	Philippe Erwin
Title:	President

CONFIDENTIAL

IN WITNESS WHEREOF, each of the Parties has caused this Amendment tobe duly executed on its behalf as of the day and year first above written.

Xreal LLC

By:	/s/ Howard Marks
Name:	Howard Marks
Title:	CEO

Collision Game Studios, Inc.

By:	/s/ Philippe Erwin
Name:	Philippe Erwin
Title:	CEO

IN WITNESS WHEREOF, each of the Parties has caused this Second Amendment to be duly executed on this behalf as of the day and year first above written.

Xreal, LLC

By:	/s/ Howard Marks
Name:	Howard Marks
Title:	CEO

Name:
Title:

EXHIBIT 6.2

DEVELOPMENT AGREEMENT WITH
COLLISION STUDIOS, INC., AS AMENDED

DEVELOPMENT AGREEMENT

This development agreement (the "**Agreement**") is entered into by and between **XREAL LLC**, a Delaware Limited Liability Company, with offices at 604 Arizona Avenue, Santa Monica, CA 90401 ("**XREAL**") and Collision Studios, Inc, a California Corporation, with offices at 171 Pier Ave #169, Santa Monica, CA 90405 ("**COLLISION**").

1. **DEVELOPMENT**

a. **Game.** XREAL wishes to engage COLLISION to develop a mobile game for the iOS and Android mobile phone and tablet platforms ("Game") pursuant to the schedule of deliverables ("Deliverable(s)") and payments ("Payment(s)") provided in Exhibit A ("Milestone Schedule"). The term "Game" shall be understood to include any development by COLLISION of Game-related expansions (whether self-launching or otherwise), downloadable content, or other additional content related to the Game as maybe requested by XREAL, and developed pursuant to the Change Order process set forth in 1.c. below.

b. **Approval Process.** Within 5 business Days of receipt by XREAL of each Deliverable, XREAL shall test such Deliverable and shall further notify COLLISION in writing of the test results and whether or not such Deliverable reasonably conforms to the Deliverable definition in the Milestone Schedule and is thus approved. If XREAL notifies the COLLISION that the Deliverable does not conform to the Deliverable definitions and is hence non-approved, it shall provide a reasonable explanation in writing as to why the Deliverable is deemed non-approved and, provided such explanation is sufficient, the COLLISION shall within 20 business days make all necessary and appropriate corrections and redeliver the revised or corrected Deliverable to XREAL. This process will continue until the Deliverable is accepted. If XREAL fails to notify COLLISION of either approval or non-approval of any Deliverable within 5 business days of receipt by XREAL of said Deliverable, the Deliverable shall be deemed approved and the related Payment due from XREAL to COLLISION pursuant to the Milestone Schedule.

c. **Change Order.** If XREAL requests any modifications that do not fall within the Milestone Schedule or approval process described in Section 1(b) above, and which are significant enough that they can reasonably be categorized as additional work, then COLLISION and XREAL shall comply with the following procedures in respect of any such modification:

(i) XREAL shall submit to COLLISION a request for any such additional services (the "Change Order"). For purposes herein, modifications shall be deemed to include a material departure from the Milestone Schedule which the parties, each acting reasonably, will require a further modification to the Schedule and Budget.

(ii) COLLISION shall evaluate such Change Order and shall within five (5) business days deliver its response to XREAL, which shall include a statement of the impact, if any, on the Milestone Schedule, Schedule, Budget and Payment Schedule. For the avoidance of doubt, COLLISION is under no obligation to perform additional services.

(iii) If XREAL wishes the Change Order to be implemented, XREAL shall, as soon as possible but not later than five (5) business days after receipt of COLLISION's written response, authorize COLLISION in writing to proceed with such Change Order upon the terms of COLLISION's written response. If XREAL does not provide such written authorization within such timeframe, then the Change Order will be deemed not authorized.

(iv) Each Change Order shall constitute a formal modification of this Agreement, including the Milestone Schedule, and shall be deemed incorporated into and shall become a part hereof.

2. **DEVELOPMENT COSTS**

a. **Development Fee.** Subject to the terms and conditions herein, XREAL shall pay to COLLISION a total development fee ("Development Fee") of one hundred and twenty thousand dollars ($120,000) pursuant to the Milestone Schedule plus any additional fees arising out of Change Orders as described in Section 1(c) above (the Development Fee and the additional Change Order Fees, collectively, the "Total Fee"). The first development payment is due upon mutual execution of this Agreement by the Parties. In no event will XREAL pay or be obligated to pay more than the Total Fee; if the cost or expense to develop the Game exceeds the Total Fee, COLLISION will be solely responsible for all excess costs or expenses.

3. **ROYALTIES**

a. **Royalties.** COLLISION shall earn royalties ("COLLISION Royalties") as set forth below:

(i) For exploitation of the Game by XREAL either directly or indirectly on the following platforms: mobile phones, tablets, PC/Mac, Xbox, Playstation, Nintendo, and any existing or future platforms ("Game Platforms"), the royalty rate payable to COLLISION shall be 20% of Net Receipts (as defined below) in perpetuity and throughout the world subject to Sections 4 and 5 of the Agreement.

(ii) If XREAL elects to publish and distribute a prequel, sequel or other full feature derivative version of the Game, but not expansions (whether self-launching or otherwise), downloadable content, or other additional content, ("Further Game(s)") either directly or indirectly on the Game Platforms, the royalty rate payable to COLLISION shall be 10% of Net Receipts in perpetuity and throughout the world subject to Sections 4 and 5 of the Agreement.

(iii) If XREAL elects to sell and distribute merchandise, and all forms of entertainment media based or inspired by the Game or Further Game(s), but not YouTube videos or advertisements, ("Game Products") either directly or indirectly, the royalty rate payable to COLLISION shall be 5% of Net Receipts in perpetuity and throughout the world subject to Sections 4 and 5 of this Agreement. Notwithstanding the foregoing, the parties agree that with respect to videos created by XREAL that feature the GAME and/or FURTHER GAME(S), COLLISION will not share in any revenue, including advertising revenue, derived from their appearance on YouTube.

b. **Net Receipts.** "Net Receipts" shall mean all monies received by XREAL from the exploitation of the Game and Further Games on the Game Platforms, and exploitation of the Game Products except for revenue received from YouTube advertising or other YouTube exploitation of the Game Products, and less credits, returns or refunds, third party platform fee deductions (Such as from Apple, Google, Sony and Microsoft) costs of goods sold for Games bundled as described below, and sales taxes if any. For the purposes of determining Net Receipts, if: (i) XREAL receives an indivisible price for the Game bundled with one or more additional games or hardware peripherals, or (ii) XREAL distributes the Game as part of a "package deal" or promotion with one or more other games or hardware peripherals, such that the price for the Game is discounted, then the indivisible price or the price for all games in the "package" or promotion will be allocated among the games or hardware peripherals involved (including the Game) in proportion to their standard list prices; and value added or sales taxes if any.

c. **Royalties Accounting.** Upon commencement of payment of COLLISION Royalties, XREAL will compute COLLISION's Royalties on a quarterly basis and shall remit to COLLISION with a royalties statement within ten (10) days of each monthly accounting period.

d. **Audit Rights.** COLLISION will have the right to have auditors examine XREAL's relevant books, records and accounts for the purpose of verifying the accuracy of payments made to COLLISION as required by this Agreement. Each audit will be conducted at XREAL's place of business (or another place agreed to by XREAL and COLLISION) during XREAL's normal business hours with at least five (5) business days prior written notice to XREAL. COLLISION will be limited to one (1) such examinations during each period of twelve (12) months. COLLISION will pay the fees and expenses of the auditor for the examination; except that, if any examination discloses a shortfall in the payments due COLLISION for the period being audited of more than five percent (5%), then: (a) XREAL will reimburse COLLISION for any shortfall; (b) XREAL will pay the fees and expenses of the auditor for that examination; and (c) COLLISION will be entitled to a follow-up examination at any time following the date of that examination subject to the aforementioned conditions. If an audit shows that XREAL overpaid COLLISION, XREAL will deduct the amount of the overpayment to future royalty fees payable under this

Agreement to COLLISION. XREAL shall maintain such books and records for at least five (5) years following expiration of termination of this Agreement.

e. **Currency**. All payments will be made in US Dollars.

4. **COLLISION OPTION**

a. **First Right of Negotiation.** If XREAL desires to develop a Further Game using a third party developer, COLLISION is granted an exclusive right of first negotiation with regard to developing the particular Further Game. With respect to any particular Further Game, XREAL shall inform COLLISION by written notice as soon as it proposes to use a third party developer to develop a Further Game. The notice shall contain information on all major features of the Further Game and shall include concept pages, summary technical Milestone Schedule, development budget, review materials and any other relevant materials in existence as of the notice date.

b. COLLISION shall have thirty (30) days after receipt of the notice in which submit a binding letter of intent to the XREAL detailing its proposal for the development of the Future Game. The parties agree, they shall negotiate in good faith the content of a long-form development agreement) with respect to development of the Further Games Development, including the Milestone Schedule, schedule, budget and payment schedule of the Further Games Development for a period of thirty (30) days from the date on which COLLISION provided to XREAL its binding letter of intent regarding development of the Further Game.

c. If XREAL and COLLISION do not agree on such terms for the development within the thirty (30) day period, XREAL shall be free to seek a third party to develop the Further Game.

5. **XREAL OPTION**

a. **Royalties Buyout**. XREAL shall have the option to buyout the COLLISION Royalties upon the occurrence of a Triggering Event (as defined below) and in accordance with the procedures set forth below.

(i) Triggering Events. As used in this Section, "Triggering Events" means either: (A) the third year anniversary date from the commercial launch of the Game; or (B) the sale of all or substantially all of the assets of, or sale of a controlling ownership interest in, XREAL to an independent third party entity not directly or indirectly associated with any entities, companies, vendors, clients, partners, officers, shareholders, employees, agents, or affiliates of XREAL,

(ii) At any time after the occurrence of a Triggering Event, XREAL shall have the option, upon thirty (30) days' prior written notice of its exercise of the option (the option effective date), to buyout the COLLISION Royalties from COLLISION for an amount equal to six times (6x) the total COLLISION Royalties paid over the twelve calendar months prior to the date that the buyout comes into effect (the "Buyout Amount"). For example, if XREAL provides notice of exercise of its option on December 1, 2017, on or about January 1, 2018, XREAL will total the COLLISION Royalties paid from January 1, 2017 to December 31, 2017 (the effective date of the buyout) and multiply the total by six (6). That amount will be the Buyout Amount due to COLLISION. If XREAL elects to buyout the COLLISION Royalties from COLLISION, XREAL will, within fifteen (15) days after the option effective date, provide to COLLISION reasonable details of its calculation of the Buyout Amount due to COLLISION and ninety (90) days to provide payment for to buyout the COLLISION Royalties.

6. **TERMINATION**

Termination for Cause. In the event either Party materially breaches this Agreement, and such breach is not cured within thirty (30) calendar days of the receipt by the breaching Party of written notice thereof, then the non-breaching Party shall have the right to terminate this Agreement, in whole or in part, immediately upon a second notice to the breaching Party.

7. **OWNERSHIP**

XREAL is commissioning **COLLISION** to develop the Game; and accordingly **XREAL** shall be deemed the owner of the Game. Excepting the COLLISION Tools & Technology Ownership, **XREAL** shall exclusively own all right, title, and interest in the Game including all app designs, concepts, cinematics, characters, and other materials created for use in or embodied in the Game, and all software source code, artwork, designs, animations, written material, musical compositions, and other content, ideas, processes, functions or materials designed, developed or produced in connection with the Game ("Game Assets") together with all rights in and to all copyrights, patents, trademarks, trade secret and other intellectual property rights therein and thereto ("IP"). To the extent applicable, XREAL will be deemed to be the "author" of all Game Assets and all such Game Assets will constitute "works made for hire" under the U.S. Copyright Act (17 U.S.C. §§101 et seq.) and any other applicable copyright law. COLLISION hereby waives any and all moral rights (including rights of integrity and attribution) in and to the Game Assets. To the extent that any Game Asset does not constitute a work made for hire, COLLISION hereby assigns and transfers to XREAL, without separate compensation, all right, title and interest (including, without limitation, any IP) that COLLISION may have or acquire therein. COLLISION will take such action as may be reasonably requested by XREAL from time to time (including, without limitation, the execution, acknowledgment and delivery of documents) to effect, perfect or evidence XREAL's ownership rights to the Game Assets.

a. **"COLLISION Tools & Technology"** means (a) the underlying Game application software (as specifically reserved by COLLISION separate and apart from the Game Assets) that existed prior to the development of the Game and (b) the COLLISION software tools that existed prior to the development of the Game (both (a) and (b) in source code and object code format) owned and improved upon thereto by COLLISION in creating the Game, each of the foregoing as specifically identified in the Milestone Schedule. For avoidance of doubt, COLLISION's Tools & Technology excludes the Game Assets, Unity3d (the underlying game engine), and other software utilities licensed by either Party for use in the Game. XREAL acknowledges and agrees that the COLLISION's Tools & Technology, including all improvements made thereto, and all rights in and to all copyrights, patents, trademarks, and other intellectual property rights inherent therein and appurtenant thereto, whether developed by COLLISION or a COLLISION third party, is the sole and exclusive property of COLLISION.

Notwithstanding the aforementioned reservation of rights by COLLISION, COLLISION grants to XREAL, and XREAL accepts, a non-exclusive, license in perpetuity to display, advertise, distribute, localize, market, manufacture, promote, publicly perform, sell, offer to sell, sublicense, transmit, translate, store and otherwise exploit the COLLISION's Tools & Technology and all Approved Third Party Materials throughout the world, subject to the following provisions: (i) XREAL's use and exploitation of the COLLISION's Tools & Technology and all Approved Third Party Materials shall solely be in connection with XREAL's exploitation of the Game and Further Games as provided in this Agreement; and (ii) in connection with the rights and limitations set forth herein. XREAL shall have the right to modify, enhance, create derivatives of, advertise, promote, distribute, publicly perform and display and sell the COLLISION's Tools & Technology and all Approved Third Party Materials in all respects as needed to allow the XREAL to develop, publish, market, advertise, distribute, sell and otherwise exploit only the Game, Further Games and its sequels and conversions (as these terms are generally understood in the video game industry). For software code included with the Game to be considered COLLISION Tools and Technology, upon the Milestone Schedule's final delivery, COLLISION must place such code in a separate file with a header containing COLLISION'S copyright notice and provide the file to XREAL for approval. If a file includes both COLLISION Tools and Technology and Game Assets, then the entire file will be considered Game Assets, unless otherwise approved by XREAL. COLLISION will not use of any third party technology and/or assets, in the Game except for those specified as "Approved Third Party Materials" in the Milestone Schedule or otherwise approved in writing by XREAL.

8. **CONFIDENTIALITY**

The Parties agree and acknowledge that, as a result of negotiating and performing this Agreement, each Party has and will have access to certain of the other Party's Confidential Information (as defined below). Each

Party also understands and agrees that misuse and/or disclosure of that information could adversely affect the other Party's business. Accordingly, the Parties agree that each Party shall use and reproduce the other Party's Confidential Information only to the extent necessary for the performance of this Agreement, and shall restrict disclosure of the other Party's Confidential Information to its employees, consultants or Independent Contractors with a need to know and shall not disclose the other Party's Confidential Information to any third party without the prior written approval of the other Party. Notwithstanding the foregoing, Parties may disclose Confidential Information of the other Party if required to do so under law, rule, regulation or government or court order or in connection with a governmental investigation or proceeding, provided the other Party has been given prior notice and the disclosing Party has used commercially reasonable efforts to safeguard against widespread dissemination. As used in this Agreement, the term "Confidential Information" refers to: (i) the terms, conditions and existence of this Agreement; (ii) each Party's trade secrets, know-how, technology, business plans, strategies, methods and/or practices; and (iii) other information relating to either Party that is not generally known to the public, including information about either Party's personnel, products, customers, marketing strategies, services or future business plans. Notwithstanding the foregoing, the term "Confidential Information" specifically excludes (A) information that is now in the public domain or subsequently enters the public domain by publication or otherwise through no action or fault of the other Party; (B) information that is known to either Party without restriction, prior to receipt from the other Party under this Agreement, from its own independent sources as evidenced by such Party's written records, and which was not acquired, directly or indirectly, from the other Party and not otherwise protected by an applicable confidentiality agreement; (C) information that either Party receives from any third party reasonably known by such receiving Party to have a legal right to transmit such information, and not under any obligation to keep such information confidential; and (D) information independently developed by either Party's employees or agents without violating any obligations under this Agreement.

9. WARRANTIES, INDEMNIFICATION AND LIABILITY

a. **Representations and Warranties**. Each Party represents, warrants and agrees that: (i) It has all necessary rights and authority to execute and deliver this Agreement and perform its obligations hereunder, and nothing contained in this Agreement or in the performance of this Agreement will place the other Party in breach of any other contract or obligation; (ii) It is a corporation, validly existing and in good standing under the laws of the state in which it was incorporated; (iii) There is no demand, claim, suit, action, arbitration or other proceeding pending or threatened which questions or challenges the ability or right of the party to enter into this Agreement or to perform any of its obligations hereunder or which might affect the other Party's rights under the terms of this Agreement, nor does there exist any reasonable basis for any such demand, claim, suit, action, arbitration or other proceeding; (iv) It understands that time is of the essence in the Agreement and possesses the resources and abilities required to fulfill its obligations hereunder, and any change in such status shall be immediately communicated in writing to the other Party; (v) It is financially sound and fiscally capable of performing its obligations, and any material change in such status shall be immediately communicated in writing to the other Party; (vi) Nothing that it provides for the Game shall infringe an intellectual property right or any other common law or statutory right of any third party (with respect to COLLISION, this includes, without limitation, all COLLISION Retained Materials, Approved Third Party Materials and Game Assets), and all of its actions hereunder do not violate any applicable laws, regulations, statues or ordinances of any federal, state or local authority or the legal rights of any third party; (vii) This Agreement has been executed by its duly authorized representative; and (viii) Its activities under this Agreement shall be performed in a professional and courteous manner, in compliance with all applicable laws, regulations, and industry standards and practices and with diligence and care.

b. **Indemnification**. Each Party shall indemnify, defend and hold the other Party, its parent company and affiliates, and each of their respective officers, directors, employees, and agents harmless from and against any and all losses, liabilities, claims, obligations, costs and expenses (including reasonable attorneys' fees), which result from, arise in connection with or are related in any way to any breach by the Party of its representations or warranties set forth herein. If a third party asserts any claim or allegation which, if proven, would constitute such a breach, each Party shall immediately provide written notice thereof to the other Party and shall give the other Party control of the defense and/or settlement thereof with counsel reasonably acceptable to the notifying Party. The indemnifying Party shall reasonably cooperate in the defense of any such action or claim, and the other Party may participate with counsel of its choice at its sole expense. Neither Party shall settle any claim under this Agreement without the other party's prior written consent.

c. Limitation of liability. EXCEPT FOR LIABILITY ARISING OUT OF ITS INDEMNIFICATION OBLIGATIONS PURSUANT TO SECTION 9(B) ABOVE OR A BREACH OF ITS CONFIDENTIALITY OBLIGATIONS, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES OR THE LOSS OF ANTICIPATED PROFITS ARISING FROM ANY BREACH OF THIS AGREEMENT BY SUCH PARTY, EVEN IF SUCH PARTY IS NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES AND REGARDLESS OF WHETHER ANY REMEDY SET FORTH HEREIN FAILS OF ITS ESSENTIAL PURPOSE. EXCEPT FOR LIABILITY ARISING OUT OF ITS INDEMNIFICATION OBLIGATIONS PURSUANT TO SECTION 9(B) ABOVE OR A BREACH OF ITS CONFIDENTIALITY OBLIGATIONS, THE LIABILITY OF COLLISION, IF ANY, FOR DAMAGES IN RESPECT OF NEGLIGENCE, BREACH OF CONTRACT, TORT, MISREPRESENTATION OR ANY OTHER LEGAL LIABILITY UNDER THIS AGREEMENT SHALL BE LIMITED TO FEES ACTUALLY PAID BY XREAL TO COLLISION FOR THE GAME, AND THE LIABILITY OF XREAL, IF ANY, FOR DAMAGES IN RESPECT OF NEGLIGENCE, BREACH OF CONTRACT, TORT, MISREPRESENTATION OR ANY OTHER LEGAL LIABILITY UNDER THIS AGREEMENT SHALL BE LIMITED TO THE MAXIMUM FEES DUE TO XREAL AS SET FORTH IN THIS AGREEMENT.

10. <u>CONSTRUCTION AND DISPUTE RESOLUTION.</u>

a. **Construction.** This Agreement shall be construed in accordance with the laws of the State of California of the United States of America without regard to its conflicts of law's provisions. Any and all controversies, claims or disputes arising out of or related to this Agreement or the interpretation, performance or breach thereof, including, but not limited to, alleged violations of state or federal statutory or common law rights or duties, and the determination of the scope or applicability of this agreement to arbitrate ("Dispute"), except as set forth in subparagraphs (b), below, shall be resolved according to the procedures set forth in subparagraph (a), below, which shall constitute the sole dispute resolution mechanism hereunder:

b. **Mediation.** The parties will attempt to resolve through good faith discussion any Dispute that arises under this Agreement. Any such Dispute may at any time, at the election of either party, be referred to a senior executive of each party for discussion and possible resolution. If the senior executives are unable to resolve the dispute within sixty (60) days after delivery of written notice of the dispute, then either party may, by notice to the other party, demand mediation under the mediation rules of JAMS in Los Angeles, California. The parties give up their right to litigate their disputes and may not proceed to arbitration without first attempting mediation, except that the parties are NOT required to arbitrate any dispute in which either party seeks equitable and other relief from the alleged unlawful use any intellectual property rights by the other party. Whether the dispute is heard in arbitration or in court, the parties will not commence against the other a class action, class arbitration or other representative action or proceeding.

11. <u>GENERAL PROVISIONS.</u>

a. **Notices**. All notices, consents, approvals, payments (unless sent by wire transfer) and statements under this Agreement shall be given in writing, sent by (1) certified or registered mail, return receipt requested, postage prepaid, (ii) personal delivery, (iii) overnight or other express mail, or (iv) facsimile with a hard copy to follow by standard U.S. Postal Service or any of the means set forth above, to COLLISION or XREAL at the respective addresses set forth below or such other address as may be designated by written notice to the other Party. Any notice shall be effective upon delivery, as evidenced by a written receipt or confirmation of receipt, or, in the case of certified or registered mail, within two (2) days after mailing.

COLLISION:

XREAL:

c/o Howard Marks

604 Arizona Avenue
Santa Monica, CA 90401
Facsimile:

b. Waivers; Remedies. No delay or omission by either of the Parties hereto in exercising any right or power accruing upon the non-compliance or failure to perform of the other Party hereto with respect to any of the provisions of this Agreement shall impair any such right or power or be construed to be waiver thereof. A waiver by either of the Parties hereto of any of the covenants, conditions or agreements hereof to be performed by the other Party hereto shall not be construed to be a waiver of any subsequent breach thereof or of any other covenant, condition or agreement herein contained. Notwithstanding anything to the contrary set forth in this Agreement, except as otherwise provided in this Agreement, each Party's rights and remedies under this Agreement or otherwise shall be cumulative and none of them shall be in limitation of any other right or remedy in law or equity.

c. Entire Agreement. This Agreement, together with any Exhibits identified herein to be attached hereto, constitutes the entire understanding and agreement between the Parties hereto regarding the subject matter hereof and supersedes any and all written or oral prior or contemporaneous representations, understanding, and agreements between XREAL and COLLISION regarding the subject matter hereof, all of which are merged herein. Notwithstanding the foregoing, the terms and conditions of this Agreement shall supersede any other written agreements between the Parties hereto regarding the subject matter hereof.

d. Amendments. This Agreement may not be canceled, altered, modified, amended, or waived, in whole or in part, in any way, except by an instrument in writing signed by an authorized signatory of COLLISION and by an authorized signatory of XREAL. All amendments or modifications of this Agreement shall be binding upon the Parties despite any lack of consideration so long as the same shall be in writing and executed by the Parties hereto.

e. Successors and Assigns; Assignment. This Agreement shall bind the Parties hereto and their permitted assigns and successors. Neither Party shall assign or transfer its rights or obligations under this Agreement or fees due hereunder without the written consent of the other Party, except that XREAL may freely assign this agreement to any successor by operation of law or in the event of a merger, acquisition, or sale of all or substantially all of its assets. Any attempted or purported assignment without the consent required hereunder shall be void and constitute a material breach of this Agreement.

f. Force Majeure. Except as otherwise specifically provided under the terms of this Agreement, neither Party shall be liable for any loss or damage or be deemed to be in breach of this Agreement to the extent that performance of such Party's obligations or attempts to cure any breach under this Agreement are delayed or prevented as a result of any event or circumstance beyond its reasonable control, including without limitation, war, invasion, act of foreign enemy, hostilities, civil war or rebellion (whether war be declared or not), strike, lockout or other industrial dispute, or act of God.

g. No Partnership or Joint Venture. COLLISION and XREAL are independent contractors and neither Party is the legal representative, agent, joint venture, partner, or employee of the other Party for any purpose whatsoever. Neither Party has any right or authority to assume or create any obligations of any kind or to make any representation or warranty on behalf of the other Party, whether express or implied, or to bind the other Party in any respect whatsoever.

h. Press Releases. Each Party shall not issue any press release or other statement referring to the subject matter contained in this Agreement without the express written approval of the each Party in each case.

i. Severability. In the event that any provision of this Agreement (or portion thereof) is determined by a court of competent jurisdiction to be invalid or otherwise unenforceable, such provision (or part thereof) shall be enforced or, if incapable of such enforcement, shall be deemed to be deleted from this Agreement, while the remainder of this Agreement shall continue in full force and remain in effect according to its stated terms and conditions.

j. Headings. The section headings used in this Agreement are for reference and shall not determine the construction or interpretation of this Agreement or any portion hereof.

k. Survival. The following Sections shall survive expiration or termination of this Agreement and shall remain fully enforceable: Sections 2 and 7-11, and all provisions of this Agreement which by their terms survive termination or expiration.

k. Contract Interpretation. Any inconsistencies, ambiguities, or conflicts in this Agreement shall not be strictly construed against the drafter of the language but will be resolved according to its fair meaning. In the event of any inconsistency, ambiguity or conflict between the terms of this Agreement and any Exhibit hereto, the terms of this Agreement shall control.

l. Counterparts. This Agreement may be executed in two (2) or more counterparts, by facsimile, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

Exhibit A

Milestone Schedule

Introduction

This document will cover the full production cycle of code name Project Sparkles. It is intended as a high level road map of the full game production process. Within this document we break down the production schedule and scope of development.

Overview

Project Sparkles (PS) will be a competitive, asynchronous, crafting, building, physics driven tower battle game. Players will compete against each other to build a tower and then attack their opponent. The game will be created and distributed on both iOS and Android (Phone & Tablets).

High Level Concept:

Players have a selection of blocks which they are able to use to construct a tower. There will be a minimum height requirement for the tower to force players to build upwards. Players will then face off in a one on one battle, taking turns firing projectiles at their opponent's structure. Tentatively, as I see it, the game will end once all of the blocks making up one of the players' structures have fallen below a certain elevation. Game will take place in 2-D space.

Milestones

The following is an overview of milestones required to complete full production.

Milestone 1 – Kick Off

***Build Objective / Deliverable*:**

This first milestone will be our Kick-off to PS. During this phase we will focus on development planning, game & art concepts and planning the underlining technical infrastructure.

Milestone2 – First Playable Build (Pre-Alpha)

Build Objective / Deliverable:

During this milestone a completed game design will be priority. First week will include brainstorming sessions offsite, design review meetings and art concepts of gameplay. By end of the second week a final game design and initial art direction will be identified. The deliverable will include a playable with limited functionality (one platform supported only, iOS). Focus will be on locking down the mechanics of core gameplay (Building, Attacking).

Milestone 3 – Vertical Slice Build

***Build Objective / Deliverable*:**

During this milestone a final art direction will be identified and core art development will began. UI and monetization design will be part of our key tasks. The vertical slice build will include offline game play with limited functionality including the crafting and inventory systems (one platform supported only, iOS).

Milestone 4 –Beta Build

***Build Objective / Deliverable*:**

To optimize and finalize core systems, improve existing systems and add minor functionality. The first official QA round will be completed with issues identified and bugs resolved. Improvements will include any final gameplay tweaks. The build will include the storefront and agreed to IAPs.

Milestone 5 – Submission Build (iOS and Android)

***Build Objective / Deliverable*:**

To have core systems finalized and prepared for release. This build should be ready for the general public. This build will be publicly available after approval from Apple and Google.

iOS devices support will be iPhone4S & higher, iPad2 & higher. Android build will be optimized to the top five devices.

PROJECT SPARKLES MILESTONE AND RESOURCE SCHEDULE

MILESTONE DELIVERY	DESCRIPTION	DELIVERY DATE	PAYMENT AMOUNT
MS1	**Kick-Off Meeting** - Decide on Design Direction - Decide on Art Style Direction	8/01/2014	$24,000
MS2	**First Playable Prototype** - Playable version of the game based off approved design - Basic functionality	9/01/2014	$24,000
MS3	**Vertical Slice Build**	10/03/2014	$24,000
MS4	**Beta Build**	11/03/2014	$24,000
MS5	**iOS and Android Submission**	12/01/2014	$24,000
	TOTAL BUDGET		$120,000

AMENDMENT NO. 1 TO

DEVELOPMENT AGREEMENT

THIS AMENDMENT NO. 1 TO DEVELOPMENT AGREEMENT (this "Amendment"), dated as of December 12, 2014, is entered into by and among Xreal, LLC, a Delaware limited liability company ("Xreal") and Collision Studios, Inc., a California corporation ("Collision"). Each of Xreal and Collision are referred to herein sometimes as a "Party" and collectively as the "Parties." Capitalized terms used in this Amendment but not otherwise defined herein shall have the meaning set forth in the Agreement (as defined below).

WHEREAS, Xreal and Collision have previously entered into that certain Development Agreement, dated on or about August 1, 2014 (the "Agreement");

WHEREAS, Xreal and Collision desire to amend the Agreement as set forth herein; and

WHEREAS, pursuant to Section 11(d) of the Agreement, the Agreement may be amended by an instrument in writing specifically designated as an amendment thereto, signed by each of Xreal and Collision.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises contained in this Amendment, and for other consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, Xreal and Collision agree as follows:

1. Section 1. A new subsection (d) (Tuning) is hereby added to Section 1 of the Agreement to read as follows:

"**d. Tuning**. COLLISION will provide tuning for the Game consisting of improvements, fixing bugs or flaws that impair the functionality of the Game and missing features from the approved Tower Trouble Game Design Document approved on September 7, 2014 ("**Tuning**"), including those that cause system crashes, data losses, or security vulnerabilities, allow the Game to be used to create or exploit a security vulnerability in any other program, or prevent the Game from being played the way the Game was intended (a "**Defect**") and will otherwise fine-tune and update the Game as requested by XREAL. For each Defect or other support request, Developer will make the necessary corrections via a method acceptable to XREAL. XREAL will pay to COLLISION a monthly fee of USD$31,510 for Tuning the game starting December 1st, 2014 ("**Tuning Fee**"), which shall be due on the last day of each month to cover the fees for that month starting December 2014 (it is understood and agreed that the first monthly Tuning Fee owed for December shall be discounted to $30,000). Said Tuning Fee shall be due each month until the earlier of either (a) 3 weeks following the date of approval by Apple and Google or (b) upon thirty (30) days written notice given by XREAL to COLLISION. Upon such termination XREAL will be responsible only for the pro-rata portion of the Tuning Fees already earned by COLLISION as of the effective date of termination."

2. Section 1. A new subsection (e) (Development Team) is hereby added to Section 1 of the Agreement to read as follows:

"e. **Tuning Team.** Both parties recognize that additional work will be required beyond the original 12/1/2014 iOS and Android Submissinon deadline due to un-implemented features and additional features not included in the approved Tower Trouble Game Design Document approved on September 7, 2014. As a result, the parties agree to maintain a reduced team going forward, consisting of the following team members in a full time capacity (except for Fazri Zubair, who commits twenty-five (25) percent of his work time) and role.

Team Member	**Title**
Joseph Shunk (full time)	Programmer
Dirk Rynsburger (full time)	Programmer
Spencer Cordes (full time)	Programmer
Vernon Garcia (full time)	Art Director
Erik Seeley (full time)	Game Designer
Brice Bonnet (full time)	Associate Producer
Fazri Zubair (part-time)	CTO and Producer

Should there be any change in the above team members, Collision will provide written notification to XREAL within five (5) business days.

3. Section 2. Section 2 of the Agreement will be deleted in its entirety and replaced with the following:

"a. **Development Fee.** Subject to the terms and conditions herein, XREAL shall pay to COLLISION a total development fee ("**Development Fee**") of one hundred and twenty thousand dollars ($120,000) pursuant to the Milestone Schedule plus the fees for tuning services ("**Tuning Fee**"), and any additional fees arising out of Change Orders as described in Section 1(c) above. Tuning Fees are due on the last day of each month starting in December 2014. XREAL understands and acknowledges that failure to pay the Tuning Fee on the specified date will result in significant delay and jepordize the completion of the Game.

b. **Recoupment.** The Development Fee is not recoupable. The Tuning Fees will be recouped by XREAL at a rate of 100% against COLLISION Royalties until all Tuning Fees and Support Fees are fully recouped. COLLISION will not receive any COLLISION Royalty payments until all outstanding Tuning Fees and Support Fees are recouped."

4. Section 3. Section 3(b) of the Agreement will be deleted in its entirety and replaced with the following:

"b. **Net Receipts.** "**Net Receipts**" shall mean all monies received by XREAL from the exploitation of the Game and Further Games on the Game Platforms, and exploitation of the Game Products except for revenue received from YouTube advertising or other YouTube exploitation of the Game Products, and less credits, returns or refunds, third party platform fee deductions (Such as from Apple, Google, Sony and Microsoft), payments to third parties for new players that download and launch the Game (an "Acquired Player") with a spending cap of USD$3.00 per Acquired Player and in no event will exceed 20% of the total gross revenue when deducted from Net Receipts, and a detailed breakdown of the total monthly spending to be

submitted to COLLISION showing that no more than 20% of the total gross revenue is spent acquiring new players, costs of goods sold for Games bundled as described below, and sales taxes if any. For the purposes of determining Net Receipts, if: (i) XREAL receives an indivisible price for the Game bundled with one or more additional games or hardware peripherals, or (ii) XREAL distributes the Game as part of a "package deal" or promotion with one or more other games or hardware peripherals, such that the price for the Game is discounted, then the indivisible price or the price for all games in the "package" or promotion will be allocated among the games or hardware peripherals involved (including the Game) in proportion to their standard list prices; and value added or sales taxes if any."

5. Section 3. Section 3(c) of the Agreement will be deleted in its entirety and replaced with the following:

"c. **Royalties Accounting.** Upon first commercial exploitation of the Game, XREAL shall compute and submit a quarterly royalties statement to COLLSION within ten (10) days of each quarterly accounting period, and shall pay COLLISION any outstanding royalties due on said statement. The royalties statement will include details regarding player acquisition cost deductions from Net Revenue, including player ID and third party acquirer codes."

6. Exhibits. Exhibit A to the Agreement is hereby amended and restated, in its entirety, to read as set forth in Schedule A to this Amendment.

7. Effect of Amendment. Except as amended above, the Agreement shall continue in full force and effect.

8. Amendment and Modification. This Amendment may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each of Purchaser and Seller.

9. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment will nevertheless remain in full force and effect, so long as the economic or legal substance of the transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto will negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible, in a mutually acceptable manner, in order that the Transactions will be consummated as originally contemplated to the fullest extent possible.

10. Counterparts; Electronic Signature. This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Amendment may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

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Schedule A
Amended and Restated Exhibit A to the Agreement

Introduction

This document will cover the full production cycle of Fortress Fallout. It is intended as a high level road map of the full game production process. Within this document we break down the production schedule and scope of development.

Overview

The Game, Fortress Fallout will be a competitive, asynchronous, crafting, building, physics driven tower battle game. Players will compete against each other to build a tower and then attack their opponent. The game will be created and distributed on both iOS and Android (Phone & Tablets).

High Level Concept:

Players have a selection of blocks which they are able to use to construct a tower. There will be a minimum height requirement for the tower to force players to build upwards. Players will then face off in a one on one battle, taking turns firing projectiles at their opponent's structure. Tentatively, as I see it, the game will end once all of the blocks making up one of the players' structures have fallen below a certain elevation. Game will take place in 2-D space.

Milestones

The following is an overview of milestones required to complete full production.

Milestone 1 – Kick Off

Build Objective / Deliverable:

This first milestone will be our Kick-off to PS. During this phase we will focus on development planning, game & art concepts and planning the underlining technical infrastructure.

Milestone2 – First Playable Build (Pre-Alpha)

Build Objective / Deliverable:

During this milestone a completed game design will be priority. First week will include brainstorming sessions offsite, design review meetings and art concepts of gameplay. By end of the second week a final game design and initial art direction will be identified. The deliverable will include a playable with limited functionality (one platform supported only, iOS). Focus will be on locking down the mechanics of core gameplay (Building, Attacking).

Task 3 – Vertical Slice Build

Build Objective / Deliverable:

During this milestone a final art direction will be identified and core art development will began. UI and monetization design will be part of our key tasks. The vertical slice build will include offline game play with limited functionality including the crafting and inventory systems (one platform supported only, iOS).

Milestone 4 –Beta Build

Build Objective / Deliverable:
To optimize and finalize core systems, improve existing systems and add minor functionality. The first official QA round will be completed with issues identified and bugs resolved. Improvements will include any final gameplay tweaks. The build will include the storefront and agreed to IAPs.

Milestone 5 – Closed Beta Build Approval

Build Objective / Deliverable:
To test the completed closed beta build, play balance and otherwise tune, fix and further optimize and finalize core systems, improve existing systems and add minor functionality. The first official QA round will be completed with issues identified and bugs resolved. Improvements will include any final gameplay tweaks. The build will include the storefront and agreed to IAPs. This build is approved by the Apple Testflight Beta Testing program and Google alpha/beta test program.

Milestone 6 – Final Build Approval (iOS and Android)

Build Objective / Deliverable:

To have core systems finalized and prepared for release. This build is approved by Apple and Google.
iOS devices support will be iPhone4S & higher, iPad2 & higher. Android build will be optimized to the top five devices.

FORTRESS FALLOUT MILESTONE SCHEDULE

MILESTONE DELIVERY	DESCRIPTION	DELIVERY DATE	PAYMENT AMOUNT
MS1	**Kick-Off Meeting** - Decide on Design Direction - Decide on Art Style Direction	8/01/2014	$24,000
MS2	**First Playable Prototype** - Playable version of the game based off approved design - Basic functionality	9/01/2014	$24,000
MS3	**Vertical Slice Build**	10/03/2014	$24,000
MS4	**Beta Build**	12/12/2014	$24,000
MS5	**Closed Beta Build Approval by Apple and Google**	12/19/2014	$12,000
MS6	**Final Build Approval**	02/01/2015	$12,000
	TOTAL DEVELOPMENT FEES		$120,000

AMENDMENT NO. 2 TO

DEVELOPMENT AGREEMENT

THIS AMENDMENT NO. 2 TO DEVELOPMENT AGREEMENT (this "Second Amendment"), dated as of March 26th, 2015, is entered into by and among Xreal, LLC, a Delaware limited liability company ("Xreal") and Collision Studios, Inc., a California corporation ("Collision"). Each of Xreal and Collision are referred to herein sometimes as a "Party" and collectively as the "Parties." Capitalized terms used in this Amendment but not otherwise defined herein shall have the meaning set forth in the Agreement and First Amendment (as defined below).

WHEREAS, Xreal and Collision have previously entered into that certain Development Agreement, dated on or about August 1st, 2014 (the "Agreement"), and that certain First Amendment to the Agreement, dated on or about December 12th, 2014 (the "First Amendment");

WHEREAS, Xreal and Collision desire to amend the Agreement and the First Amendment as set forth herein; and

WHEREAS, pursuant to Section 11(d) of the Agreement, the Agreement may be amended by an instrument in writing specifically designated as an amendment thereto, signed by each of Xreal and Collision.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises contained in this Amendment, and for other consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, Xreal and Collision agree as follows:

1. Section 1 (d). As of March 1st, 2015, the Tuning Fee in Section 1(d) is hereby changed to $25,345.33 reflecting the active team members on the project for the month of March, provided in Exhibit A attached hereto (collectively, the "Tuning Team"). Starting April 1st, 2015, and for every month thereafter until the earlier of (i) the termination of this Agreement or (ii) three weeks following the date of approval by both Google and Apple, Collision will provide Xreal with the list of members of the Tuning Team for such month and a budget not to exceed $25,000.00 based on team members charged at cost (their salary plus benefits) for each upcoming month in writing. XREAL will pay the amount shown in such budget by the last day of the month; provided, however, that if any member of the Tuning Team leaves the Tuning Team during such month, the amount that Xreal pays to Collision will pro-rated for only the portion of time that such member worked on the Tuning Team.

2. Section 1(e). Section 1(e) entitled **"Tuning Team"** is hereby removed in its entirety.

HM

3. Section 1. A new subsection (e) is hereby added to Section 1 of the Agreement to read as follows:

"e. **Tuning Team Bonus**. In addition to the Tuning Fees, XREAL will pay to Collision an amount for each member of the Tuning Team to serve as a bonus payment, provided that such member of the Tuning Team continues to be on the Tuning Team for at least 20 days after the approval of the Game by Apple and Google ("Tuning Team Bonus"). The amount of a Tuning Team Bonus that each member may be eligible to receive is set forth in the table below. The Tuning Team Bonus amounts will be distributed to the Tuning Team members following payment of the Tuning Team Bonus by Xreal to Collision.

Team Member	**Bonus**
Brice Bonnet	$1,000
Spencer Cordes	$2,500
Michelle Huttunen	$2,000
Steve Yoshimura	$1,500
Fazri Zubair	$20,000

Xreal may subtract the final amount paid for the Tuning Team Bonus from its payments to Collision of any Collision Royalties. Collision will not receive any Collision Royalty payments until the amount of the Tuning Team Bonus has been recouped in full by Xreal.

4. Section 1. A new subsection (f) is hereby added to Section 1 of the Agreement to read as follows:

"f. **Non-Solicitation**. During the term and 1 year following. XREAL and Collision shall not, without prior written consent of the other party, solicit or encourage any employee or any independent contractor of the other party to leave the employee of said party or terminate or alter their contractual relationships in a way that is adverse to said party's best interest. The foregoing will not restrict either party from employing individuals that submit unsolicited applications in response to a general advertisement or genuine recruitment posting or campaign.

5. Effect of Amendment. Except as amended above, the Agreement and the First Amendment shall continue in full force and effect.

6. Amendment and Modification. This Second Amendment may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each of the Parties.

7. Severability. If any term or other provision of this Second Amendment is invalid,

FH

Exhibit A of the Amendment No. 2 to Development Agreement
Team member list for March 2015

Team Member	Title
Fazri Zubair (full time)	Tech Director
Spencer Cordes (full time)	Programmer
Vernon Garcia (part time)	Art Director
Steve Yoshimora (full time)	Game Designer
Brice Bonnet (full time)	Associate Producer
Michelle Huttunen (full time)	Artist

HM